May 1, 2015

VIA EDGAR TRANSMISSION

Mr. Lyn Shenk

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Sanderson Farms, Inc., File No. 001-14977

Form 10-K for the Fiscal Year Ended October 31, 2014

Dear Mr. Shenk:

We respond to your letter dated April 20, 2015 that sets forth the staff’s comments on the referenced report. For the staff’s convenience, we have reproduced the staff’s original comment in bold.

Note 1: Significant Accounting Policies, page 43

Business, page 43

1.	We note on page 8 that you have long term contracts with most of your chill pack customers and that the pricing of products under these contracts is based on a formula that uses the Georgia Dock whole bird price as its base with prices adjusting each week. Please tell us if you consider this indexing feature to be an embedded derivative that would require bifurcation under ASC 815-15-25.

The indexing feature referred to in the disclosure referenced by the staff is only a means of determining pricing on a weekly basis. The Company’s contracts with its customers do not meet the criteria of a derivative as defined in ASC 815-10-15, because neither the contracts as a whole nor the indexing feature contains a minimum notional amount or payment provision to which to apply the index. Further, these contracts do not require the customers to purchase or the Company to sell any specific quantity of product nor do the contracts contain provisions for net settlement as is defined in paragraph 815-10-15-99. As such, neither the contracts as a whole nor the indexing feature meet the definition of a derivative. However, to improve our disclosure in light of the staff’s comments, we propose the following revision to the disclosure in our future filings:

The Company has long term contracts ~~(one to three years)~~ with most of its chill pack customers~~, and the pricing of this product is~~. These agreements, which provide for the pricing of product based on a formula that uses the Georgia Dock whole bird price as its base, as well as various other guidelines for the relationship between the parties, do not require the customers to purchase or the Company to sell any specific quantity of product.

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Please let us know whether the Company’s response and its proposed revised disclosure are satisfactory to the staff.

The Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosures in the referenced filing;

2.	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning our response, please contact me at (601) 649-4030 or our counsel, Maureen Brennan Gershanik, at (504) 586-5278.

Very truly yours,

SANDERSON FARMS, INC.

By:	/s/ D. Michael Cockrell
D. Michael Cockrell
Chief Financial Officer and Treasurer

cc:	Sanderson Farms, Inc. Audit Committee
Mr. Robert Kimbro, CPA, Ernst & Young LLP
Mr. Louis Y. Fishman, Fishman Haygood, L.L.P.
Ms. Maureen Brennan Gershanik, Fishman Haygood, L.L.P.

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